As filed with the Securities and Exchange Commission on June 16, 1997

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            CARRAMERICA REALTY, L.P.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


          Delaware                                             52-1976308
-------------------------------                            -------------------
(State or Other Jurisdiction of                             (I.R.S. Employer
Incorporation or Organization)                             Identification No.)


                         1700 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20006
                    ----------------------------------------
                    (Address of Principal Executive Offices)


                                 (202) 624-7500
              ----------------------------------------------------
              (Registrant's telephone number, including area code)


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                              Name of Each Exchange on Which
 to be so Registered                              Each Class is to be Registered
---------------------                             ------------------------------
   Not applicable                                         Not applicable


Securities to be registered pursuant to Section 12(g) of the Act:

                          Units of Partnership Interest
                          -----------------------------
                                (Title of Class)



================================================================================

                                Table of Contents

                                                                        Page No.

Item 1.     Business......................................................... 4
Item 2.     Financial Information............................................ 7
Item 3.     Properties.......................................................10
Item 4.     Security Ownership of Certain Beneficial Owners and Management...17
Item 5.     Directors and Executive Officers.................................18
Item 6.     Executive Compensation...........................................18
Item 7.     Certain Relationships and Related Transactions...................19
Item 8.     Legal Proceedings................................................19
Item 9.     Market Price of and Distributions on the Registrant's Common
            Equity and Related Security Holder Matters.......................19
Item 10.    Recent Sales of Unregistered Securities..........................19
Item 11.    Description of Registrant's Securities to be Registered..........20
Item 12.    Indemnification of Directors and Officers........................25
Item 13.    Financial Statements and Supplementary Data......................26
Item 14.    Changes in and Disagreements With Accountants on Accounting
            and Financial Disclosure.........................................26
Item 15.    Financial Statements and Exhibits................................27

Item 1.  Business

                                     GENERAL

        CarrAmerica Realty, L.P., a Delaware limited partnership (the "Partnership"), was organized in March 1996 and its activities as of May 31, 1997 included the acquisition, development, ownership and operation of office properties primarily in select suburban growth markets across the United States. The Partnership's portfolio, as of May 31, 1997, consisted of (i) 39 operating properties containing approximately 3.4 million square feet of office space located in Austin, Texas, Southeast Denver, suburban Dallas, suburban Salt Lake City, suburban Chicago and Southern California (the "Properties"), (ii) two properties under construction that will contain approximately 317,000 square feet of office space, and (iii) land and options to acquire land that will support the development of up to .9 million square feet of office space. The Properties owned as of March 31, 1997 were 90.1% leased as of that date. Each of the Properties is wholly owned by the Partnership.

        The Partnership is managed indirectly by CarrAmerica Realty Corporation, a Maryland corporation ("CarrAmerica"). CarrAmerica indirectly serves as the sole general partner of the Partnership and indirectly owned approximately 85.3% of the units of partnership interest ("Units") in the Partnership as of May 31, 1997. CarrAmerica is a real estate investment trust (a "REIT") for federal income tax purposes and its shares of common stock, $.01 par value per share ("Common Stock"), are listed on the New York Stock Exchange under the symbol "CRE."

        CarrAmerica and its predecessor, The Oliver Carr Company, have been in the real estate business in the Washington, D.C. metropolitan area for more than 35 years. In late 1995, in connection with the formation of a strategic alliance with Security Capital U.S. Realty, a European real estate operating company (together with its wholly-owned subsidiary, "SC-USREALTY"), CarrAmerica shifted its focus from downtown Washington, D.C. to a national business strategy. As of June 4, 1997, SC-USREALTY owned approximately 42.6% of the outstanding Common Stock of CarrAmerica (38.0% on a fully diluted basis).

        CarrAmerica is engaged in acquiring, developing, owning and operating office properties primarily in select suburban growth markets located across the United States. As of May 31, 1997, CarrAmerica owned interests in 198 operating properties containing approximately 15.7 million square feet of office space located in 13 markets, six properties under construction that will contain approximately 940,000 square feet of office space, and land and options to acquire land that will support the development of up to 4.5 million square feet of office space. CarrAmerica owns these interests (i) directly, (ii) indirectly through wholly owned subsidiaries, (iii) through the Partnership, and (iv) through Carr Realty, L.P., another Delaware limited partnership in which CarrAmerica is the sole general partner and owned, as of May 31, 1997, approximately 75% of the interests therein. CarrAmerica also owns substantially all of the economic interest in various other subsidiaries that conduct management, leasing and development operations.

        Generally, CarrAmerica currently acquires office properties located in its Austin, Texas, Southeast Denver, suburban Dallas and suburban Salt Lake City, target markets through the Partnership. In addition, CarrAmerica currently utilizes the Partnership as the acquisition vehicle in transactions where some or all of the sellers desire to receive consideration in the form of partnership interests rather than cash. As of May 31, 1997, such transactions have been effected in the Southeast Denver, Austin, Texas, suburban Salt Lake City, suburban Chicago and Southern California markets. CarrAmerica currently expects that future acquisitions will be effected through the Partnership in the circumstances described above, although there can be no assurance that CarrAmerica will elect to acquire any additional office properties through the Partnership, or that CarrAmerica will not acquire office properties through the Partnership under different circumstances. All such decisions will be made by CarrAmerica, either directly or indirectly.

        The Partnership is capitalized through the issuance of Units. CarrAmerica, through its wholly owned subsidiary, CarrAmerica Realty GP Holdings, Inc., a Delaware corporation ("GP Holdings"), serves as the sole general partner of the Partnership and owned a 1.0% general partner interest (in the form of Units) in the Partnership as of May 31, 1997. In addition, CarrAmerica, through its wholly owned subsidiary, CarrAmerica Realty LP Holdings, Inc., a Delaware corporation ("LP Holdings"), owned an approximate 84.3% limited partnership interest (in the form of Units) in the Partnership as of May 31, 1997. The remaining Units are owned by persons who received such Units in connection with the contribution to the Partnership of interests in certain Properties. The Partnership has approximately 65 employees, including approximately 50 on-site employees.

Business Strategy

        CarrAmerica's primary business objective is to achieve long-term sustainable per share cash flow growth through a strategy of (i) acquiring, developing, owning and operating office properties primarily in suburban markets throughout the United States that exhibit strong, long-term growth characteristics and (ii) developing a national operating system that satisfies and capitalizes on the financial and operational demands of corporate office space users. CarrAmerica seeks to acquire properties characterized by highly functional physical environments, strategic suburban locations in close proximity to key transportation arteries, residential areas and other amenities, and low initial and long-term costs of occupancy.

        CarrAmerica has focused its acquisition activity in the Pacific, Mountain, Central and Southeast regions of the United States, regions which generally possess strong growth characteristics. Within these regions, CarrAmerica is targeting specific submarkets in which operating costs for businesses are relatively low, long-term population and job growth generally are expected to exceed the national average, large, well-educated employment pools exist, and barriers to entry exist for new supplies of office space. CarrAmerica has established a local presence in each of its existing target markets through its investment activity and through the relationships established by its experienced market officers. CarrAmerica's target markets include the following:
Northern California; metropolitan Washington, D.C.; suburban Atlanta; Southern California; Southeast Denver; Austin, Texas; suburban Chicago; suburban Seattle; suburban Phoenix; suburban Dallas; suburban Portland, Oregon; suburban Salt Lake City, and Florida.

        CarrAmerica has established a set of general guidelines and physical characteristics to evaluate the acquisition opportunities available in each identified target market. These guidelines include (i) the purchase price of an office property typically should be at a discount to the replacement cost of a comparable office property, (ii) rents of existing customers with leases expiring in the near-term typically should be at or below the current market rents for the given target market, and (iii) an office property generally should be low-rise, with flexible floor plates that are conducive to accommodating a variety of office space user needs. In addition, CarrAmerica looks for office properties that have ample parking and that are conveniently located near amenities and major transportation arteries.


                               RECENT DEVELOPMENTS

Recent Acquisitions

        Sorenson Research Park. On April 15, 1997, the Partnership acquired five buildings, known as Sorenson Research Park, containing a total of approximately 285,000 square feet of office space, located in suburban Salt Lake City. The aggregate purchase price of Sorenson Research Park was approximately $29.5 million, and was paid through a combination of the issuance of Units (with a value of approximately $13.0 million), and the assumption of approximately $4.5 million in debt consisting of two loans which bear interest at annual rates of 8.88% and 7.75% and mature in May

2017 and July 2011, respectively, and the payment of approximately $12.0 million in cash. As of May 31, 1997, the five properties comprising Sorenson Research Park were 100% leased.

        Toll Hill East and West. On April 16, 1997, the Partnership acquired two buildings, known as Toll Hill East and West, containing a total of approximately 238,000 square feet of office space, located in the LBJ/North Dallas sub-market in Dallas, Texas. The aggregate purchase price of Toll Hill East and West was approximately $21.7 million. As of May 31, 1997, the two buildings were approximately 90.8% leased.

Pending Acquisitions

        Draper Park North. The Partnership has entered into an agreement to acquire three buildings, known as Draper Park North, containing approximately 182,000 square feet of office space, located in the Draper submarket of suburban Salt Lake City. The aggregate purchase price is approximately $19.3 million, which will be paid through the assumption of approximately $13.0 million in debt and the payment of approximately $6.3 million in cash. As of May 31, 1997, the three buildings were 100% leased to seven tenants. The closing of this acquisition is subject to the Partnership's due diligence and certain other closing conditions, and there can be no assurance that this acquisition will be consummated. The closing of the acquisition currently is scheduled for June 1997.

        Panorama Corporate Center. CarrAmerica intends to contribute its holdings in Panorama Corporate Center, located in Denver's Southeast I-25 Corridor submarket, to the Partnership in exchange for Units with an aggregate value of approximately $23.0 million. Such holdings include a 101,000 square foot operating property, a 101,000 square foot building currently under construction and options to acquire land which will support the development of over 700,000 square feet of office space. The Partnership currently intends to exercise one of the options to purchase land known as Panorama Corporate Center III, which land will support the development of up to approximately 137,000 rentable square feet of office space. The aggregate purchase price of the Panorama Corporate Center III option is approximately $2.6 million. Panorama Corporate Center has been designed as a technologically advanced development, enabling the Partnership to deliver state-of-the-art technological benefits, and to accommodate the expansion needs of its customers in the same development. CarrAmerica's contribution of the Panorama Corporate Center is subject to the Partnership's due diligence and certain other closing conditions. There can be no assurance that this transaction will be consummated, or that other options that may be acquired will be exercised. The closing of CarrAmerica's contribution, as well as the exercise of the Panorama Corporate Center III option, currently are scheduled for June 1997.

Item 2.  Financial Information

        The following table sets forth selected financial and operating information for the Partnership as of December 31, 1996 and for the period from March 6, 1996 (date of inception) to December 31, 1996 and for the three months ended March 31, 1997. The operating data, balance sheet data and certain other data for the three months ended March 31, 1997 have been derived from the unaudited financial statements of the Partnership. In the opinion of GP Holdings, as general partner of the Partnership, the operating and balance sheet data for the three months ended March 31, 1997 include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

        The following selected financial and operating information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10 and the financial statements and notes thereto included in this Form 10.

                                                            Three                 March 6, 1996
                                                         Months Ended          (date of inception)
                                                        March 31, 1997               through
                                                         (unaudited)            December 31, 1996
                                                        --------------         -------------------
                                                        (amounts in thousands except Other Data)
Operating Data:
  Real estate operating revenue                          $    9,479                   $   13,376
  Real estate operating expenses:
    Property operating expenses                               4,272                        6,546
    Interest expense                                            831                        1,475
    General and administrative expenses                         437                          680
    Depreciation and amortization                             2,190                        3,148
  Real estate operating income                                1,749                        1,527
  Net income                                                  1,757                        1,556
  Cash distributions paid to Unit holders                       157                        2,050
Balance Sheet Data (at period end):
  Real estate, before accumulated depreciation           $  313,136                   $  238,073
  Total assets                                              315,843                      241,217
  Mortgages and notes payable                                86,208                       51,744
  Total Unit holders' (partners') capital                   212,201                      180,933
Other Data (at period end):
  Units outstanding                                       8,536,824                    7,520,401
  Number of properties                                           32                           25
  Square footage                                          2,912,000                    2,295,000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the selected financial and operating information and the Financial Statements and Notes thereto included in this Form 10.

Results of Operations

        The Partnership was formed on March 6, 1996 and purchased its first properties later that month. During the remainder of 1996, the Partnership acquired operating office properties, land and options to acquire land in four markets across the United States. During the first quarter of 1997, the Partnership continued buying properties and expanded into a fifth market. The following discussion focuses on the results of the Partnership's operations from March 6, 1996 (date of inception) to March 31, 1997. However, since the Partnership does not have a full quarter of operations for 1996 which to compare to first quarter 1997 results, the discussion below compares the Partnership's position at and results of operations as of, March 31, 1997 as compared to those of December 31, 1996.

        Balance Sheet. During 1996, the Partnership acquired 25 operating properties containing 2.3 million square feet of office space, one property in the construction phase and land which will support the future development of approximately 1.0 million rentable square feet of office space. During the first quarter of 1997, the Partnership acquired seven properties containing approximately 615,000 square feet and placed an additional project into development which will support approximately 128,000 rentable square feet of office space. As a result of the acquisitions and development activity in the first quarter of 1997, real estate assets prior to accumulated depreciation increased $47.4 million, or 28.0%, to $216.3 million as of March 31, 1997 as compared to $169.0 million as of December 31, 1996. This increase was due to the acquisition of seven Properties located in suburban Dallas, Texas and suburban Chicago. Land held for development and construction in progress increased $8.5 million, or 66.6%, to $21.2 million as of March 31, 1997 as compared to $12.7 million as of December 31, 1996. The increase was due to the expenditure of construction costs on the JD Edwards project in southeast Denver which was purchased in December 1996 and the commencement of construction activity on the City View Center project in Austin, Texas.

        Real Estate Operating Revenue. As of March 31, 1997, the Partnership owned 32 operating properties, 25 of which, containing approximately 2.3 million square feet, were in service for the full three months ended March 31, 1997, as compared to 25 properties, 21 of which, containing approximately 1.8 million square feet, were in service for the full three months ended December 31, 1996. As a result, total real estate operating revenue increased $2.3 million, or 32.4%, to $9.5 million for the three months ended March 31, 1997 as compared to $7.2 million for the three months ended December 31, 1996. The increase in revenue was primarily attributable to $1.3 million from properties which were operational for a full quarter in 1997 as opposed to a partial quarter for the three months ended December 31, 1996 combined with $.8 million in additional revenues from new acquisitions in the three months ended March 31, 1997. Properties operational for the full three months of both periods had increased revenues of .2 million due to increased occupancy.

        Real Estate Operating Expenses. Total real estate operating expenses increased $1.7 million for the three months ended March 31, 1997, or 29.1%, to $7.8 million as compared to $6.0 million for the three months ended December 31, 1996. The net increase in operating expenses was attributable to a $.3 million increase in Property operating expenses, a $.2 million increase in interest expense, a $.2 million increase in general and administrative expenses, and a $1.0 million increase in depreciation and amortization. The increase in operating expenses was primarily attributable to additional expenses associated with new acquisitions in the three months ended March 31, 1997. The increase in the Partnership's interest expense is primarily related to borrowings for acquisitions.

The increase in general and administrative expenses is predominately a result of the addition of staff to implement the Partnership's business strategy and inflation. The increase in depreciation and amortization is predominately a result of additional depreciation and amortization on the Partnership's real estate acquisitions.

        Net Income. Net income of $1.4 million was earned for the three months ended March 31, 1997 as compared to $.2 million during the three months ended December 31, 1996. The comparability of net income between the two periods is impacted by the acquisitions the Partnership made and the other changes described above.

Acquisitions

        During the three months ended March 31, 1997, the Partnership acquired seven operating Properties totaling approximately 615,000 square feet. Five of these Properties were located in suburban Dallas, Texas and two of the Properties were located in suburban Chicago. The Properties were acquired through the assumption of $35.6 million in debt, the issuance of $4.6 million in Units and the payment of $25.0 million in cash. During 1996, the Partnership acquired five operating properties containing approximately 2.3 million square feet, a project in the construction phase which will contain approximately 189,000 square feet of office space and land to support the future development of approximately 1.0 million square feet of office space. The properties were acquired through the assumption of $20.0 million in debt, the issuance of approximately $18.0 million in Units and the payment of approximately $191.5 million in cash.

Liquidity and Capital Resources

        The Partnership's total indebtedness at March 31, 1997 was $86.2 million, of which $1.0 million, or 1.1%, had a LIBOR-based floating interest rate. The Partnership's fixed rate indebtedness had an effective weighted average interest rate of 8.5% and had a weighted average term to maturity of 7.2 years. The Partnership is jointly and severally liable with CarrAmerica on a $325.0 million unsecured revolving line of credit. This line of credit bears interest at 1.375 basis points above LIBOR. At March 31, 1997, on this line of credit, the Partnership had $1 million outstanding directly and had a joint and several guarantee on the remainder of the outstanding balance of $270.0 million. At March 31, 1997 CarrAmerica had total borrowing capacity under its unsecured line of credit of $325.0 million, allowing CarrAmerica and the Partnership to borrow up to an additional $55.0 million. At March 31, 1997, the total book value of the Partnership's assets was $313.0 million. The Partnership's debt as a percentage of total book value of its assets was 27.5%.

        The Partnership will require capital to invest in its existing portfolio of operating assets for major capital projects such as large-scale renovations, routine capital expenditures and deferred maintenance on certain Properties recently acquired and tenant related capital expenditures, such as tenant improvements and allowances and leasing commissions. With respect to major capital projects, the Partnership is planning a renovation of a 327,000 square foot Property in southeast Denver during 1997 which is expected to cost approximately $2.0 million, or approximately $5.090 per square foot. With respect to routine capital expenditures and deferred maintenance on certain properties recently acquired, the Partnership anticipates spending approximately $0.52 per square foot, during 1997 on its portfolio of operating assets owned as of December 31, 1996. The Partnership expects this amount to decrease in subsequent years as deferred maintenance activities are completed on recently acquired Properties and as the emphasis of the Partnership's growth shifts from acquiring existing office properties to developing new properties. The Partnership's capital requirements for tenant related capital expenditures are dependent upon a number of factors, including square feet of expiring leases, tenant retention ratios and whether the expiring leases are in central business district properties or suburban properties. During 1997, the Partnership has 271,697 square feet of expiring leases for leases in place at

March 31, 1997. The Partnership intends to use cash flow from operations and its unsecured revolving credit facility to meet its working capital needs for its existing portfolio of operating assets.

        The Partnership also will require a substantial amount of capital for development projects currently underway and planned for the future. The Partnership currently has two development projects underway which the Partnership has invested $19.3 million and which the Partnership expects to require a total investment by the Partnership of approximately $46.7 million. The Partnership intends to use cash flow from operations and its unsecured revolving credit facility to meet its working capital needs for its existing portfolio of operating assets.

Item 3.  Properties

        The 39 Properties contain a total of approximately 3.4 million rentable square feet. Eleven Properties are located in Austin, Texas (representing 28.4% of the portfolio's net rentable square feet), ten Properties are located in Southeast Denver (representing 26.6%), nine Properties are located in suburban Dallas, Texas (representing 25.9%), five Properties are located in suburban Salt Lake City (representing 8.3%), two Properties are located in suburban Chicago (representing 6.1%) and two Properties are located in Southern California (representing 4.7%). Each of the Properties is wholly owned by the Partnership. The Properties range in size from approximately 76,000 square feet to approximately 258,000 square feet. The Partnership acquired each of the Properties at various times between May 1996 and May 31, 1997. All of the Properties are managed by a wholly owned subsidiary of CarrAmerica. In addition, as of May 31, 1997, the Partnership owned two properties under construction that will contain approximately 317,000 square feet, and land and options to acquire land that will support the development of up to .9 million square feet of office space.

        The following table sets forth certain additional information relating to those properties owned as of March 31, 1997:

                                                        The
                                                   Partnership's                                    Total        Average Base
                                                     Effective    Net Rentable                   Annualized       Rent Per
                                         Number of    Property    Area (Square      Percent      Base Rent(4)      Leased
    Property (1)                         Buildings   Ownership        Feet) (2)     Leased (3)  (in thousands)  Square Foot (5)
    --------                             ---------  -------------   ---------     ----------    -------------   -----------
    Southeast Denver
       Harlequin Plaza                      2         100.0%           323,186         99.3%       $ 4,167       $  12.98

       Quebec Court I & II                  2         100.0%           285,829        100.0%         2,877          10.07

       The Quorum                           2         100.0%           123,876         81.6%         1,443          14.28

       Greenwood Centre                     1         100.0%            75,866         94.2%         1,097          15.34

       Quebec Center                        3         100.0%           106,791         92.9%         1,309          13.20

    Austin
       The Littlefield Complex (7)          2         100.0%           126,523         58.2%           854          11.59

       First State Bank                     1         100.0%           258,113         69.9%         1,849          10.25

       Norwood Tower                        1         100.0%           111,992         70.1%           703           8.95

       Great Hills Plaza                    1         100.0%           135,333        100.0%         2,073          15.31


       The Setting                          3         100.0%           136,183         95.3%         2,166          16.69

       Park North                           2         100.0%           132,778         98.7%         2,103          16.05

       Balcones Center                      1         100.0%            75,761         83.5%           904          14.29


    Dallas
       The Greyhound Building               1         100.0%            92,890        100.0%           845           9.10

       Search Plaza                         1         100.0%           151,048         95.7%         2,346          16.23

       Quorum North                         1         100.0%           117,790         81.4%         1,477          15.42

       Cedar Maple                          3         100.0%           112,177         90.4%         1,746          17.21

       Quorum Place                         1         100.0%           176,562         94.9%         2,213          13.20


    Suburban Chicago
       Bannockburn Lake I & II              2         100.0%           208,317         94.0%         3,054          15.60


    Southern California
       South Coast Executive Center         2         100.0%           161,301         95.6%         3,106          20.15
                                           --                          -------         -----      ---------        ------


    Total                                  32                        2,912,316                    $ 36,334
                                           ==                        =========                    ========

    Weighted Average                                                                   90.1%                      $ 13.85
                                                                                       =====                      =======


    Property (1)                          Significant Tenants (6)
                                           --------------------
    --------


    Southeast Denver
       Harlequin Plaza               Bellco First Federal Credit Union (12%)

       Quebec Court I & II           Intelligent Electronics (45%), Alert
                                     Centre (37%), TCI Digital Satellite (17%)
       The Quorum                    Chatfield Dean (21%), Colorado Mortgage
                                     Prof (15%)
       Greenwood Centre              General Motors (33%), Wakefield & Assoc.
                                     (13%)
       Quebec Center                 Gordon Gumeson & Associates (11%), Walberg
                                     & Dagner (11%)
    Austin
       The Littlefield Complex (7)   Excel Fitness (12%)

       First State Bank              Southern Union Gas Co. (12%), First State
                                     Bank (10%)
       Norwood Tower                 City of Austin (21%), George, Donaldson &
                                     Ford (20%)
       Great Hills Plaza             First USA Management, Inc. (48%), Blue
                                     Cross (24%), Skjerven Morrill, Macpherson
                                     (13%)
       The Setting                   Holt Rinehart (76%)

       Park North                    Austin Regional Clinic (22%), Samsung
                                     Austin Semiconductor (13%)
       Balcones Center               Medianet (37%), Austin Diagnostic Clinic
                                     (15%), Daughters of Charity Health (11%)

    Dallas
       The Greyhound Building        Greyhound Lines, Inc. (100%)

       Search Plaza                  Basic Capital Management (29%)

       Quorum North                  Digital Matrix Systems (19%), HQ Dallas
                                     Quorum North (13%)
       Cedar Maple                   Fidelity National Bank (11%)

       Quorum Place                  VHA Southwest (22%), Markman Int'l. (11%)


    Suburban Chicago
       Bannockburn Lake I & II       Deutsche Credit Corp. (37%), IMC Global,
                                     Inc. (37%)

    Southern California
       South Coast Executive Center  State Compensation Insurance Fund (32%)



    Total


    Weighted Average

      -------------------
      (1) Sorenson Research Park and Toll Hill East and West are not included on this table because they were acquired after March 31, 1997. As of April 30, 1997, Sorenson Research Park had the following characteristics: (i) Number of Buildings was five; (ii) The Partnership's Effective Property Ownership was 100.0%; (iii) Net Rentable Area (Square Feet) was approximately 285,000; (iv) Percent Leased was 62.8% (all of the remaining space is committed to tenants who begin occupancy between May 1, 1997 and July 31, 1997); (v) Total Annualized Base Rent (in thousands) was $1,869; (vi) Average Base Rent Per Leased Square Foot was $10.49; and (vii) Significant Tenants were Datachem Laboratories (20%), Matrixx Marketing (16%), Dayna Communications (15%), ITT Educational Services, Inc. (12%). As of April 30, 1997, Toll Hill East and West had the following characteristics: (i) Number of Buildings was two; (ii) The Partnership's Effective Property Ownership was 100.0%; (iii) Net Rentable Area (Square Feet) was approximately 238,000; (iv) Percent Leased was 90.8%; (v) Total Annualized Base Rent (in thousands) was $2,845; (vi) Average Base Rent Per Leased Square Foot was $13.17; and
           (vii) Significant Tenants were Digital Equipment Corporation (22%).
      (2)  Includes office and retail space but excludes storage space.
      (3) Includes space for leases that have been executed and have commenced as of March 31, 1997.
      (4) Total Annualized Base Rent is based on executed and commenced leases as of March 31, 1997. Total Annualized Base Rent equals total original base rent, including historical contractual increases and excluding (i) percentage rents, (ii) additional rent payable by tenants such as common area maintenance, real estate taxes and other expense reimbursements, (iii) future contractual or contingent rent escalations, and (iv) parking rents.
      (5) Calculated as Total Annualized Base Rent divided by Net Rentable Area leased as of March 31, 1997.
      (6) Includes tenants leasing 10% or more of rentable square footage (with the percentage of rentable square footage in parentheses).
      (7) The Partnership owns the improvements on the land and has a leasehold interest in all or a portion of the underlying land.

        The following table sets out a schedule of the lease expirations for leases in place at those Properties owned as of March 31, 1997:

                                                                                            Percentage of
                                                   Net Rentable       Annual Base Rent      Total Annual
                                Number of         Area Subject to      Under Expiring         Base Rent
                               Tenants With       Expiring Leases        Leases (1)         Represented by
Year of Lease Expiration      Expiring Leases      (square feet)       (in thousands)      Expiring Leases
------------------------      ---------------      -------------       --------------      ---------------
1997..........................     65                 271,697              $3,601                 9.9%
1998..........................     74                 413,351               6,390                17.6
1999..........................     67                 392,151               5,657                15.6
2000..........................     45                 299,243               4,843                13.3
2001..........................     51                 598,171               7,605                20.9
2002..........................     15                 246,990               3,763                10.4
2003..........................      7                 129,237               1,603                 4.4
2004..........................      3                 101,995                 953                 2.6
2005..........................      1                   2,171                  36                 0.1
2006..........................      5                  23,775                 166                 0.5
2007 and thereafter...........      7                 143,896               1,717                 4.7

------------
(1)  Excludes reimbursements from tenants for operating expenses.


        The following table sets forth certain information relating to the Properties as of March 31, 1997 and as of December 31, 1996:

                                                                              Total Annualized
                         Net Rentable                                            Base Rent            Average Base Rent Per
       Date            Area (Square Feet)       Total Percent Leased           (in thousands)         Leased Square Foot (1)
       ----            ------------------       --------------------           --------------         ----------------------
March 31, 1997             2,912,316                   90.1%                      $36,332                     $13.85
December 31, 1996          2,295,379                   89.7%                      $27,066                     $13.15

--------------
(1) Calculated as Total Annualized Base Rent divided by Net Rentable Area leased as of the applicable date.

        Harlequin Plaza. Because the aggregate gross revenues of the two Properties that constitute Harlequin Plaza were in excess of 10% of the Partnership's total gross revenues for the period from March 6, 1996 (the date of the Partnership's inception) to December 31, 1996, additional information regarding Harlequin Plaza is provided below.

        Harlequin Plaza was developed in 1981. The complex includes two buildings located on Orchard Road in Engelwood, Colorado, in the Southeast submarket of Denver. The Partnership plans to renovate Harlequin Plaza's common areas, plaza and entrance. The Partnership believes that Harlequin Plaza is adequately covered by insurance.

        As of March 31, 1997, approximately 99.3% of the rentable square footage in the two buildings constituting Harlequin Plaza was leased. The percent leased and average annualized rent per leased square foot (excluding storage space) for the past five years for Harlequin Plaza is not available because Harlequin Plaza was purchased by the Partnership in May 1996. At March 31, 1997, Bellco First Federal Credit Union at Harlequin Plaza North occupied approximately 39,000 square feet (12% of the rentable square footage at Harlequin Plaza) pursuant to a lease which expires in 2003. Bellco has two five-year options to extend its lease at 95% of the then prevailing current market rates. In addition, Bellco has a right of first refusal on any rentable square footage which becomes available on the fourth floor. No other tenant at Harlequin Plaza occupied over 10% of the rentable square footage.

        The following table sets out a schedule of the lease expirations for Harlequin Plaza for beginning with 1997 and thereafter:

                     Number                                     Annual Base               Percentage
                   of Tenants            Net Rentable            Rent Under                of Total
   Year               With             Area Subject to            Expiring             Annual Base Rent
 of Lease           Expiring           Expiring Leases           Leases (1)             Represented by
Expiration           Leases             (square feet)          (in thousands)           Expiring Leases
----------           ------             -------------          -------------            ---------------
   1997                 6                   68,127                 $  744                     17.9%
   1998                 6                   17,971                    222                      5.3
   1999                14                  100,734                  1,254                     30.1
   2000                 2                    4,041                     47                      1.1
   2001                 7                   62,921                  1,052                     25.2
   2002                 0                        0                      0                      0.0
   2003                 5                   67,180                    848                     20.4

--------------
(1)  Excludes operating expense recoveries.

        The aggregate tax basis of depreciable real property of the office properties constituting Harlequin Plaza for federal income tax purposes was $7,547,000 as of December 31, 1996. Depreciation is computed on the Modified Accelerated Cost Recovery System (MACRS) over the estimated useful lives of the real property over 39 years. The aggregate tax basis for depreciable personal property associated with the office properties constituting Harlequin Plaza for federal income tax purposes was $2,000 as of December 31, 1996. Depreciation and amortization are computed on the double declining balance method or straight-line method over the estimated useful life of the personal property of seven years.

        The current realty tax rate for Harlequin Plaza is $1.35 per $100 of assessed value. The total annual tax at this rate for 1997 is approximately $567,000 at an assessed value of $14,500,000.

        Quebec Court I & II. Because the aggregate gross revenues of the two properties that constitute Quebec Court I & II were in excess of 10% of the Partnership's total gross revenues for the period from March 6, 1996 (the date of the Partnership's inception) to December 31, 1996, additional information regarding Quebec Court I & II is provided below.

        Quebec Court I & II was developed in 1979 and 1980. The complex includes two buildings located on S. Quebec Street in Engelwood, Colorado, in the Southeast submarket of Denver. The Partnership has no immediate plans to renovate Quebec Court I & II (other than for routine capital maintenance) and believes that Quebec Court I & II is adequately covered by insurance.

        As of March 31, 1997, approximately 100.0% of the rentable square footage in the two buildings constituting Quebec Court I & II was leased. The percent leased and average annualized rent per leased square foot (excluding storage space) for the past five years for Quebec Court I & II is not available because Quebec Court I & II was purchased by the Partnership in May 1996. At March 31, 1997, Alert Centre, Inc. occupied approximately 105,820 square feet (approximately 37% of the rentable square footage at Quebec Court I & II) pursuant to a lease which expires in 2001, and Intelligent Electronics, Inc. ("Intelligent Electronics") occupied approximately 130,000 square feet (approximately 45% of the rentable square footage at Quebec Court I & II) pursuant to a lease which expires in 2001. Alert Centre, Inc. has one five-year option to extend its lease at 90% of the then prevailing market rates provided notice is given no later than July 1, 2000, twelve months prior to the expiration of its lease. Intelligent Electronics has one seven-year option to extend its lease at

95% of the then prevailing market rates provided notice is given by July 1, 2001, six months prior to the expiration of its lease. No other tenant at Quebec Court I & II occupied over 10% of the rentable square footage.

        In February, 1997, the Partnership initiated an action against Alert Centre, Inc., a tenant at Quebec Court II, and ADT Security Services, Inc., Alert Centre's owner, in the District Court of Arapahoe County, Colorado, regarding outstanding rent payments.

        In addition, Intelligent Electronics, a tenant at Quebec Court I, has announced publicly that it has entered into a definitive agreement to sell one of its divisions. The Partnership has been advised by Intelligent Electronics that, in connection with this proposed sale, Intelligent Electronics intends to vacate its space at Quebec Court I in the next six to 12 months. Intelligent Electronics' lease term extends until 2001, with no termination rights.
The Partnership, if necessary, will pursue its legal remedies against Intelligent Electronics.

        The following table sets out a schedule of the expirations for Quebec Court I & II lease:

                           Number                                    Annual Base              Percentage
                         of Tenants            Net Rentable           Rent Under               of Total
         Year               With             Area Subject to           Expiring            Annual Base Rent
       of Lease           Expiring           Expiring Leases          Leases (1)            Represented by
      Expiration           Leases             (square feet)         (in thousands)          Expiring Leases
      ----------           ------             -------------         --------------          ---------------
         2001                 3                   285,829               2,877                    100.0%

----------------
(1)      Excludes operating expense recoveries.

        The aggregate tax basis of depreciable real property of the office properties constituting Quebec Court I & II for federal income tax purposes was $10,654,000 as of December 31, 1996. Depreciation is computed on the Modified Accelerated Cost Recovery System (MACRS) over the estimated useful lives of the real property over 39 years. No personal property was purchased with these office properties.

        The current realty tax rate for Quebec Court I & II is approximately $1.31 per $100 of assessed value. The total annual tax at this rate for 1997 is approximately $435,000 at an assessed value of $11,350,000.

Markets

        The following table sets forth certain related information about each Property owned by the Partnership as of May 31, 1997 and the market in which each is located:

                                                  Partnership
                                          ---------------------------------
                                                                  $ of            Total Office
                                            Square Feet       Partnership's       Square Footage
                                             Owned in             Total             in Market,
                                              Market/            Square             Year Ended
   Partnership's Market/Submarket            Submarket           Footage          December 31 (1)
--------------------------------------    ----------------     -------------     ------------------
                                                                                       1996
                                                                                 ------------------

Suburban Chicago                              208,000             6.1             $188,594,031
    Tri-State/Northbrook                      208,000             6.1                5,088,456

Southeast Denver                              916,000            26.6               64,777,494
    Southeast I-25 Corridor                   916,000            26.6               19,776,888

Austin, Texas                                 977,000            28.4               20,406,590
    Northwest Suburban                        344,000            10.0                7,853,864
    Southwest Suburban                        136,000             4.0                1,763,257
    Central Business District                 497,000            14.4                6,607,777

Suburban Dallas                               891,000            25.9              111,319,178
    LBJ/Quorum                                628,000            18.3               24,731,357
    Oaklawn/Turtle Creek                      112,000             3.2                6,454,916
    North Central Expressway                  151,000             4.4                4,434,844

Suburban Salt Lake City                       286,000             8.3               17,190,904
    5300 South & I-15                         286,000             8.3                3,047,174
    Draper (2)                                     --              --                  789,432

Southern California                           161,000             4.7               47,943,316
    Greater Airport Area                      161,000             4.7               25,602,112


                                                     Market
                                                Vacancy Rates,
                                          Year Ended December 31 (1)
                                  -------------------------------------------
                                     1996            1995            1994
                                  -----------     ----------     ------------


Suburban Chicago                     14.0%           15.1%           16.6%
    Tri-State/Northbook               6.7             8.8            10.8

Southeast Denver                     10.8            11.9            12.7
    Southeast I-25 Corridor           5.2             6.1             9.3

Austin, Texas                         9.2            10.6            11.1
    Northwest Suburban                7.4             5.9             6.5
    Southwest Suburban                9.7            11.8             9.7
    Central Business District        14.7            18.4            19.4

Suburban Dallas                      17.0            19.3            21.1
    LBJ/Quorum                        7.2             9.4            15.5
    Oaklawn/Turtle Creek             14.9            14.2            13.7
    North Central Expressway         13.5            23.7            28.0

Suburban Salt Lake City               6.2             7.1             8.9
    5300 South & I-15                 2.4             5.6             5.8
    Draper (2)                        6.3             1.1             9.0

Southern California                  12.6            14.6            16.6
    Greater Airport Area              8.6            11.5            14.3

-----------------
(1)  Source:  Torto Wheaton/CB Commercial.
(2)  See "Recent Developments -- Pending Acquisitions."

Mortgage Debt

        The existing mortgage indebtedness on the Properties as of March 31, 1997 is set forth in the table below:

                                            Principal
                                           Balance as      Annual Debt                                Estimated
                               Interest     of 3/31/97      Service          Maturity                Balance Due
Property (1)                     Rate     (in thousands)  (in thousands)     Date (2)                at Maturity
------------------------       --------    -------------   -------------   ------------            --------------
First State Bank                 7.4%      $  9,590         $   868        March 1, 1999              $   9,259

South Coast Executive Center     9.0         10,301           1,015         May 31, 1999                 10,103

Quorum North                     8.3          6,730             640       December 10, 2001               6,258

Quorum Place                     7.0          7,811             665       November 15, 2000               7,327

Bannockburn Lake I & II          9.5         21,076           2,801        August 31, 2001               16,835

Harlequin Plaza and Quebec
 Court I & II                    8.5       $ 29,700        $  2,899         May 31, 2011              $  19,586
                                            -------          ------                                     -------

TOTAL                                      $ 85,208        $  8,888                                   $  69,368
                                           ========        ========                                   =========

----------------
(1) The two mortgage loans secured by Sorenson Research Park are not included on this table because Sorenson Research Park was acquired after March 31, 1997. As of May 31, 1997, the two mortgage loans secured by Sorenson Research Park had the following characteristics: (i) Interest Rate was 8.88% and 7.75%, respectively; (ii) Principal Balance as of 5/31/97 (in thousands) was $2,821 and $1,702, respectively; (iii) Annual Debt Service (in thousands) was $328 and $182, respectively; and (iv) Maturity Date was May 1, 2017 and July 1, 2011, respectively. Each of the mortgage loans will be fully amoritized at maturity.
(2) Each loan may be prepaid at any time, subject to the payment of certain prepayment penalties and certain other provisions.

        CarrAmerica, the Partnership and Carr Realty, L.P. have established a revolving line of credit providing for unsecured borrowings of up to $325 million. As of May 31, 1997, approximately $156 million had been drawn under this facility. Borrowings under the facility currently bear interest at a floating rate of 137.5 basis points over LIBOR. The line of credit contains a number of financial and other covenants with which CarrAmerica and the Partnership must comply, including, but not limited to, covenants relating to ratios of annual EBITDA (earnings before interest, taxes, depreciation and amortization) to interest expense, annual EBITDA to debt service, and total debt to tangible fair market value of CarrAmerica's assets, and restrictions on the ability of CarrAmerica to make dividend distributions in excess of 90% of funds from operations. Availability under the line of credit is also limited to a specified percentage of the unsecured properties of CarrAmerica (including properties held indirectly by CarrAmerica, such as the Properties). CarrAmerica and the Partnership are jointly and severally liable for all obligations under the line of credit.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information, as of May 31, 1997, regarding the beneficial ownership of Units by each person known by the Partnership to be the beneficial owner of more than five percent of the Partnership's outstanding Units. As of May 31, 1997, no director or executive officer of GP Holdings or CarrAmerica beneficially owned any Units. Each person named in the table has sole voting and investment power with respect to all Units shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

Name and Business                                   Number of         Percent of
Address of Beneficial Owner                           Units            Units (1)
-----------------------------------------           ---------         ----------
CarrAmerica Realty Corporation............          8,652,992 (2)         85.3%
CarrAmerica Realty LP Holdings, Inc.......          8,551,565             84.3%
   1700 Pennsylvania Avenue, N.W
   Washington, D.C.  20006
-------------------
(1)  Based on 10,142,696 Units outstanding as of May 31, 1997.
(2) Includes 8,551,565 Units held by LP Holdings and 101,427 Units held by GP Holdings, each of which is a wholly owned subsidiary of CarrAmerica.

Item 5.  Directors and Executive Officers

        The Partnership has no directors or executive officers. The Partnership is managed by GP Holdings, as the general partner of the Partnership. The following table sets forth certain information with respect to the directors and executive officers of GP Holdings:

Name                                  Age         Positions and Offices Held
----                                  ---         --------------------------

Thomas A. Carr.....................    38         President and Director

Brian K. Fields....................    37         Chief Financial Officer,
                                                  Treasurer, Vice President and
                                                  Director

Robert G. Stuckey..................    35         Managing Director, Vice
                                                  President and Director

Philip L. Hawkins..................    41         Managing Director and Vice
                                                  President

        CarrAmerica is the sole stockholder of GP Holdings. The additional information required by this item with respect to directors and executive officers of CarrAmerica and GP Holdings is hereby incorporated by reference to the material appearing under the heading "Election of Directors (Item 1)," pages 3-6, in CarrAmerica's definitive proxy statement for the annual meeting of stockholders held on May 8, 1997 (the "1997 Proxy Statement") and under the headings "Directors of the Company" and "Executive Officers and Certain Key Employees of the Company," pages 4-11 in CarrAmerica's Form 10-K for the year ended December 31, 1996.

        In addition to the biographies of the executive officers and certain key employees of CarrAmerica included in the information incorporated by reference above, the biography of one key employee who recently joined CarrAmerica follows:

        Jeffrey S. Pace, 34, has been CarrAmerica's Vice President, Market Officer for Austin, Texas since May 1997. Mr. Pace has over 12 years of experience in the real estate and marketing field. Mr. Pace's most recent experience was with the Trammell Crow Company as Marketing Director. Prior to that, Mr. Pace held the position of Marketing Representative in the Dallas and Austin markets for Carlisle Property Company, Stockton, Luedmann, French & West and Trammell Crow Company. Mr. Pace holds a Masters of Business Administration from the University of Texas at Arlington and a Bachelor of Science from the University of Texas at Austin.

Item 6.  Executive Compensation

        The Partnership has no directors or executive officers. The Partnership is managed by GP Holdings, as the general partner of the Partnership. GP Holdings has not paid any compensation to its directors or officers. CarrAmerica is the sole stockholder of GP Holdings. The information required by this item with respect to CarrAmerica's executive officers is hereby incorporated by reference to the material appearing in the 1997 Proxy Statement under the headings "Executive Compensation" and "Report on Executive Compensation," pages 9-14.

Item 7.  Certain Relationships and Related Transactions

        The Partnership has no directors or executive officers. The Partnership is managed by GP Holdings, as the general partner of the Partnership. There were no related party transactions between the Partnership and any director or officer of GP Holdings. CarrAmerica is the sole stockholder of GP Holdings. The information required by this item with respect to CarrAmerica is hereby incorporated by reference to the material appearing in the 1997 Proxy Statement under the headings "Executive Compensation Committee Interlocks and Insider Participation" and "Certain Relationships and Related Transactions," pages 14 and 19.

Item 8.  Legal Proceedings

        The Partnership, GP Holdings and LP Holdings are not parties to any legal proceedings. CarrAmerica and its affiliates are parties to a variety of legal proceedings arising in the ordinary course of their businesses. All of these matters, taken together, are not expected to have a material adverse impact on CarrAmerica. See Item 3 "Properties" for a discussion of litigation filed by the Partnership against a tenant at Quebec Court II and the Partnership's intent to pursue litigation against another tenant at Quebec Court I under certain circumstances.

Item 9. Market Price of and Distributions on the Registrant's Common Equity and Related Security Holder Matters

        There is no established public trading market for the Units. As of May 31, 1997, there were 13 holders of record of Units. As of May 31, 1997, there were no options or warrants to purchase Units outstanding. In addition, as of May 31, 1997, there were no Units that could be sold pursuant to Rule 144 under the Securities Act of 1993, as amended (the "Securities Act"), or that the Partnership has agreed to register under the Securities Act for sale by Unit holders, and there were no Units that are being, or have been publicly proposed to be, publicly offered by the Partnership.

        The Partnership has made regular quarterly distributions of $.4375 per Class A Unit (prorated to reflect ownership of Units for less than the full period to which such distribution relates) since the second quarter of 1996. A distribution of $.4375 per Class B Unit also was made for each of the second and third quarters of 1996. The Partnership's ability to make distributions depends on a number of factors, including its net cash provided by operating activities, capital commitments and debt repayment schedules. Holders of Units are entitled to receive distributions when, as and if declared by the Board of Directors of GP Holdings, its general partner, out of any funds legally available for that purpose.

Item 10.  Recent Sales of Unregistered Securities

        Since its formation in March 1996, the Partnership has issued Units in private placements exempt from registration under the Securities Act pursuant to
Section 4(2) thereof in the amounts, for the consideration and at the times set forth below:

        o In May 1996, an aggregate of 11,452 Class A Units (with a value of approximately $280,000) were issued to Plaza Developers Holdings LLC in connection with the contribution to the Partnership of interests in the Harlequin Plaza and Quebec Court I & II Properties. In connection with this transaction, 1,593,031 Class A Units also were issued to ColTel I, Inc. and ColTel II, Inc., which Units were subsequently purchased by CarrAmerica.

        o In August 1996, an aggregate of 355,384 Class A Units and 539,593 Class C Units (with an aggregate value of approximately $21.6 million) were issued to Littlefield Liquidating Trust in connection with the contribution to the Partnership of interests in the Littlefield Complex, First State Bank, Great Hills Plaza, The Setting, Park North and Balcones Center Properties, and land holdings at Riata and City View Centre.

        o In December 1996, an aggregate of 3,781 Class A Units (with a value of approximately $100,000) were issued to Bristol Plaza in connection with the contribution to the Partnership of interests in the South Coast Executive Center Property.

        o In March 1997, an aggregate of 144,094 Class A Units (with a value of approximately $4.6 million) were issued to Bannockburn General Partnership in connection with the contribution to the Partnership of interests in the Bannockburn Lake I & II Property.

        o In April 1997, an aggregate of 435,400 Class A Units (with a value of approximately $12.8 million) were issued to the owners of interests in Sorenson Associates, L.L.C. in connection with the contribution to the Partnership of interests in the Sorenson Property.

        o At various times since its formation, the Partnership has issued Class B Units (with an aggregate value of approximately $188.6 million) to GP Holdings and LP Holdings in connection with various cash and non-cash contributions by GP Holdings and LP Holdings to the Partnership.

Item 11.  Description of Registrant's Securities to be Registered

General

        Holders of Units (other than GP Holdings, as general partner of the Partnership) hold limited partner interests in the Partnership, and all holders of Units (including GP Holdings as general partner of the Partnership) are entitled to share in cash distributions from, and in the profits and losses of, the Partnership.

        GP Holdings, a wholly owned subsidiary of CarrAmerica, is the sole general partner of the Partnership and owned a 1.0% general partner interest in the Partnership as of May 31, 1997. In addition, LP Holdings owned approximately 84.3% of the outstanding Units as of May 31, 1997. Holders of Units (including GP Holdings, as general partner of the Partnership, and LP Holdings as a limited partner of the Partnership) are entitled to share in cash distributions from, and in the profits and losses of, the Partnership. Holders of Class A Units are entitled to receive distributions in proportion to their percentage interests in the Partnership in an amount equal to the quarterly dividend received by holders of shares of Common Stock (as described below).

        The Second Amended and Restated Agreement of Limited Partnership of the Partnership, as amended from time to time (the "Partnership Agreement"), currently authorizes the Partnership to issue from time to time three classes of
Units: (i) Class A Units (which generally are issued to third-party partners in transactions in which such partners contribute their interests in real property to the Partnership); (ii) Class B Units (which generally are issued to GP Holdings and LP Holdings in exchange for capital contributions); and (iii) Class C Units (which were issued to certain limited partners in connection with a specific acquisition). GP Holdings, as general partner of the Partnership, also is authorized to issue additional classes of Units.

        The Units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system. Holders of Units who are admitted to the Partnership have the rights of limited partners under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act (the "Act"). The Partnership Agreement imposes certain restrictions on the transfer of Units, as described below.

        The following description is only a summary of certain provisions of the Partnership Agreement and is subject to, and qualified in its entirety by, the Partnership Agreement.

Purposes, Business and Management

        The purpose of the Partnership includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Act, except that the Partnership Agreement requires the business of the Partnership to be conducted in such a manner that will permit CarrAmerica to be classified as a REIT under Section 856 of the Internal Revenue Code of 1986, as amended, unless CarrAmerica ceases to qualify as a REIT for reasons other than the conduct of the business of the Partnership. Subject to the foregoing limitation, the Partnership may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

        GP Holdings, as general partner of the Partnership, has the exclusive power and authority to conduct the business of the Partnership, subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of the business of the Partnership by virtue of being a holder of Units.

Ability to Engage in Other Businesses; Conflicts of Interest

        GP Holdings and its affiliates (including officers, directors, employees and agents of GP Holdings, and CarrAmerica and LP Holdings) may acquire assets directly and engage in business activities outside of the Partnership, including activities in direct or indirect competition with the Partnership, and are not required to present any business opportunities to the Partnership.

Distributions; Allocations of Income and Loss

        The Partnership Agreement provides for the quarterly distribution of 100% of Available Cash (as defined below), as determined in the manner provided in the Partnership Agreement, generally according to the following rights: (i) holders of Class A Units are entitled to receive distributions in proportion to their percentage interests in the Partnership in an amount equal to the quarterly dividend received by holders of shares of Common Stock; and (ii) holders of Class B Units (i.e., GP Holdings and LP Holdings) are entitled to receive the remaining Available Cash, if any. In the event that there is not sufficient Available Cash to pay the distributions in accordance with clause (i) above, such deficit cumulates and accrues interest at a rate of 8% per annum, and no other distribution (other than pursuant to the redemption of Units) may be made until all such accrued but unpaid distributions (including any accrued interest thereon) have been paid to holders of Class A Units. Holders of Class C Units are not entitled to any distributions with respect to a Class C Unit. "Available Cash" is defined generally as cash reserves and funds received from whatever source (excluding the proceeds of any capital contribution) plus the amount of any reduction in reserves, minus interest, principal and other payments on debt, cash expenditures (including capital expenditures), investments in any entity and the amount of any increase in reserves.

        The Partnership Agreement provides for the quarterly allocation to GP Holdings and the limited partners of items of Partnership income, generally according to the following rights: (i) holders of Class A Units are entitled to be allocated net income in proportion to their percentage interests in the Partnership in an amount equal to the quarterly distributions received by such holders; (ii) holders of Class C Units are not entitled to any allocations of net income, except in certain limited circumstances; and (iii) holders of Class B Units (i.e., GP Holdings and LP Holdings) are entitled to be allocated the remaining net income, if any. The Partnership Agreement generally provides for the quarterly allocation of items of Partnership losses, generally according to the following rights: (i) partners are entitled to be allocated net losses in accordance with their representative percentage interests in the Partnership, subject to certain limitations; (ii) holders of Class C Units are not entitled to any allocations of net losses, except in certain limited circumstances; and (iii) GP Holdings is entitled to be allocated the remaining net losses, if any.

Borrowing by the Partnership

        GP Holdings is authorized to cause the Partnership to borrow money and to issue and guarantee debt as it deems necessary for the conduct of the activities of the Partnership. Such debt may be secured by mortgages, deeds of trust, liens or encumbrances on properties of the Partnership or its subsidiaries. GP Holdings may pledge any or all of the assets of the Partnership to secure a loan or other financing for the benefit of GP Holdings or CarrAmerica (the proceeds of which are not required to be contributed or loaned to the Partnership). GP Holdings also may use the assets of the Partnership to, among other things, finance the conduct of the operations of GP Holdings, CarrAmerica or the Partnership, and lend funds to other persons or entities (including CarrAmerica's subsidiaries). In addition, GP Holdings also may cause the Partnership to borrow money to enable the Partnership to make distributions in an amount sufficient to permit CarrAmerica, so long as it qualifies as a REIT, to avoid the payment of any federal income tax.

Reimbursement of General Partner; Transactions with GP Holdings and its Affiliates

        GP Holdings does not receive any compensation for its services as general partner of the Partnership. GP Holdings, however, has the right to allocations and distributions described above. In addition, the Partnership will reimburse GP Holdings for all expenses incurred by it related to the operation of, or for the benefit of, the Partnership. In the event that certain expenses are incurred for the benefit of the Partnership and other entities (including GP Holdings), GP Holdings, as general partner of the Partnership, will allocate such expenses to the Partnership and such other entities in a manner as GP Holdings, as general partner of the Partnership, in its sole and absolute discretion deems fair and reasonable. The Partnership will reimburse GP Holdings for all expenses incurred by it relating to any other offering of additional Units.

        Except as expressly permitted by the Partnership Agreement, GP Holdings and its affiliates may not engage in any transactions with the Partnership except on terms that are fair and reasonable and no less favorable to the Partnership than would be obtained from an unaffiliated third party.

Liability of General Partner and Limited Partners

        GP Holdings, as general partner of the Partnership, is liable for all general recourse obligations of the Partnership to the extent not paid by the Partnership. GP Holdings is not liable for the nonrecourse obligations of the Partnership.

        The limited partners of the Partnership are not required to make additional contributions to the Partnership. Assuming that a limited partner does not take part in the control of the business of the Partnership and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner for obligations of the Partnership under the Partnership Agreement and the Act is limited, subject to certain limited exceptions, generally to the loss of the limited partner's investment in the Partnership represented by his or her Units. Under the Act, a limited partner may not receive a distribution from the Partnership if, at the time of the distribution and after giving effect thereto, the liabilities of the Partnership (other than liabilities to parties on account of their interests in the Partnership and liabilities for which recourse is limited to specified property of the Partnership) exceed the fair value of the Partnership's assets (other than the fair value of any property subject to nonrecourse liabilities of the Partnership but only to the extent of such liabilities). The Act provides that a limited partner who receives a distribution knowing at the time that it violates the foregoing prohibition is liable to the Partnership for the amount of the distribution. Unless otherwise agreed, such a limited partner will not be liable for the return of such distribution after the expiration of three years from the date of such distribution.

        The Partnership Agreement generally provides that GP Holdings, as general partner of the Partnership, will incur no liability to the Partnership or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if GP Holdings carried out its duties in good faith. In addition, GP Holdings is not responsible for any misconduct or negligence on the part of its agents, provided GP Holdings appointed such agents in good faith. GP Holdings may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that GP Holdings reasonably believes to be within their professional or expert competence, will be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        The Partnership is qualified to conduct business in several states, and may qualify to conduct business in the future in certain other jurisdictions. Maintenance of limited liability may require compliance with certain legal requirements of those jurisdictions and certain other jurisdictions. Limitations on the liability of a limited partner for the obligations of a limited partnership have not been clearly established in many jurisdictions. Accordingly, if it were determined that the right, or exercise of the right by the limited partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, the limited partners might be held personally liable for the Partnership's obligations. The Partnership will operate in a manner that GP Holdings, as general partner of the Partnership, deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

Sales of Assets

        Under the Partnership Agreement, GP Holdings generally has the exclusive authority to determine whether, when and on what terms the assets of the Partnership will be sold. The Partnership, however, is prohibited under certain contractual agreements from selling several of the Properties for various lengths of time, except in certain limited circumstances.

Removal of GP Holdings; Transfer of GP Holdings' Interest

        The Partnership Agreement provides that the limited partners may not remove GP Holdings as general partner of the Partnership. In addition, GP Holdings may not transfer any of its interests as general partner in the Partnership except to an affiliate of GP Holdings or in connection with a merger or sale of all or substantially all of the Partnership's assets.

Restrictions on Transfer of Units by Limited Partners

        Unit holders may not transfer, except in certain limitations, the economic rights associated with their Units without the consent of the general partner. In addition, a transferee will not be admitted to the Partnership as a substituted limited partner without the consent of the general partner. Holders of Class A Units may dispose of their Units by exercising their rights to have their Units redeemed for cash or for shares of Common Stock, at the option of GP Holdings. See "Redemption of Units" below.

Redemption of Units

        Each holder of Class A Units may, subject to certain limitations, require that the Partnership redeem his or her Class A Units, by delivering a redemption notice to GP Holdings, as general partner of the Partnership. Upon redemption, such Unit holder will receive, at the option of the Partnership, with respect to each Unit tendered, either (i) cash in an amount equal to the market value of one share of Common Stock (subject to certain anti-dilution adjustments) or (ii) one share of Common Stock. The market value of the Common Stock for this purpose will be equal to the average of the closing trading price of the Common Stock (or substitute information, if no such closing price is available) for the ten trading days before the day on which the redemption notice was received by GP Holdings.

        In lieu of the Partnership redeeming Class A Units for cash, CarrAmerica has the right to assume directly and satisfy the redemption right of a Unit holder described in the preceding paragraph. The determination whether to pay cash or issue shares of Common Stock upon redemption of Units will be made by CarrAmerica at the time Units are tendered for redemption. Such an acquisition of Units by CarrAmerica will be treated as a sale of the Units to CarrAmerica for federal income tax purposes. Upon redemption, such Unit holder's right to receive distributions with respect to the Units redeemed will cease (but if such right is exchanged for shares of Common Stock, the Unit holder will have rights as a stockholder of CarrAmerica from the time of his or her acquisition of such shares of Common Stock).

        Holders of Class B Units and Class C Units are not entitled to exercise the redemption right described above.

Issuance of Additional Limited Partnership Interests

        GP Holdings, as general partner of the Partnership, is authorized, without the consent of the limited partners, to cause the Partnership to issue additional Units to limited partners or to other persons (other than itself) for such consideration and on such terms and conditions as GP Holdings deems appropriate. GP Holdings, as general partner of the Partnership, may, in its sole and absolute discretion, make a capital contribution to the Partnership in exchange for additional Units without a corresponding issuance of shares of Common Stock by CarrAmerica. In addition, GP Holdings may cause the Partnership to issue to GP Holdings additional partnership interests in different series or classes, which may be senior to the Units. Consideration for additional partnership interests may be cash or any property or other assets permitted by the Act. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to the Partnership or the issuance or sale of any partnership interests therein.

Notice of Extraordinary Transaction of CarrAmerica

        CarrAmerica may not make any extraordinary distributions of cash or property to its stockholders or effect a merger or sale of all or substantially all of its assets without notifying the limited partners of its intention to do so at least twenty business days prior to the record date to determine stockholders eligible to receive such distribution or to vote upon the approval of such merger or sale.

Meetings; Voting

        Meetings of the limited partners may be called only by GP Holdings, on its own motion, or upon written request of limited partners owning at least 25% of the outstanding Units. Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by the limited partners of the Partnership may be taken either at a meeting of the limited partners or without a meeting if consents in writing setting forth the action so taken are signed by limited partners owning not less than the minimum Units that would be necessary to authorize or take such action at a meeting of the limited partners at which all limited partners entitled to vote on such action were present. On matters in which limited partners are entitled to vote, each limited partner (including GP Holdings to the extent it holds Units) will have a vote equal to the number of Units such limited partner holds in the Partnership. The Partnership Agreement does not provide for annual meetings of the limited partners.

Amendment of the Partnership Agreement

        Amendments to the Partnership Agreement may be proposed by GP Holdings or by limited partners owning at least 25% of the outstanding Units. Generally, the Partnership Agreement may be amended with the approval of GP Holdings, as general partner, and limited partners (including GP Holdings) holding a majority of the Units. Certain amendments that affect the fundamental rights of a limited partner (e.g., the limited liability of a limited partner, or the right to receive any distributions) must be approved by GP Holdings and each limited partner that would be adversely affected by such amendment. Notwithstanding the foregoing, GP Holdings, as general partner, has the power, without the consent of the limited partners, to amend the Partnership Agreement in certain circumstances. Certain amendments (e.g., amendments which would convert a limited partner's interest in the Partnership into a general partner's interest, or would modify the limited liability of a limited partner) may not be adopted without the unanimous approval of all partners.

Dissolution, Winding Up and Termination

        The Partnership will continue until December 31, 2095, unless sooner dissolved and terminated. The Partnership will be dissolved prior to the expiration of its term, and its affairs wound up upon the occurrence of the earliest of: (i) the withdrawal of GP Holdings as general partner without the permitted transfer of GP Holdings' interest to a successor general partner (except in certain limited circumstances); (ii) an election to dissolve the Partnership made by GP Holdings; (iii) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act or the entry of a final order for relief in a bankruptcy proceeding of the general partner; (iv) the sale of all or substantially all of the Partnership's assets and properties in exchange for cash; and (v) the entry of a final judgment ruling that the general partner is bankrupt or insolvent. Upon dissolution, GP Holdings, as general partner, or any liquidator will proceed to liquidate the assets of the Partnership and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

Item 12.  Indemnification of Directors and Officers

        In general, the Partnership Agreement provides for indemnification of each Indemnitee (as hereinafter defined) against any losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses) judgments, fines, settlements, and other amounts that relate to the operations of the Partnership in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Under certain circumstances, reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding. In general, an "Indemnitee" is (i) any person made a party to a proceeding by reason of his status as (A) the general partner (i.e., GP Holdings) or an affiliate of the general partner (e.g., CarrAmerica and LP Holdings), (B) a limited partner of the Partnership, and (C) a director or officer of an entity described in (A), and (ii) such other persons (including affiliates of the general partner or the Partnership) as the general partner may designate from time to time (whether before or after the event giving rise to potential liability) in its sole and absolute discretion.

        GP Holdings' officers and directors are and will be indemnified under Delaware law and the charter and bylaws of GP Holdings. The charter and bylaws of GP Holdings require that GP Holdings shall, to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL") as in effect from time to time indemnify any person who is or was, or is the legal representative a person who was, a director or officer of GP Holdings against any expenses, liabilities and losses, as long as the person seeking indemnification in connection with a proceeding was authorized by the board of directors of GP Holdings.

        Under Delaware law, a corporation formed in Delaware is permitted to limit, by provision in its bylaws, the liability of directors and officers so that no director or officer of GP Holdings shall be liable to GP Holdings or to any shareholder for money damages except liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

        In addition, CarrAmerica's officers and directors are and will be indemnified under Maryland and Delaware law, the charter and by-laws of CarrAmerica and the partnership agreement of Carr Realty. The charter and by-laws of CarrAmerica require that CarrAmerica shall, to the fullest extent permitted by Section 2-418 of the Maryland General Corporation Law (the "MGCL") as in effect from time to time, indemnify any person who is or was, or is the personal representative of a deceased person who was, a director or officer of CarrAmerica against any judgments, penalties, fines, settlements and reasonable expenses and any other liabilities; provided, that, unless applicable law otherwise requires, indemnification will be contingent upon a determination, by the Board of Directors of CarrAmerica by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full Board of Directors in which the designated directors who are parties may participate or by special legal counsel selected by and if directed by the Board of Directors as set forth above, that indemnification is proper in the circumstances because such director, officer, employee or agent has met the applicable standard of conduct prescribed by Section 2-418(b) of the MGCL.

        Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its charter, the liability of directors and officers so that no director or officer of CarrAmerica shall be liable to CarrAmerica or to any shareholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Item 13.  Financial Statements and Supplementary Data

        See "Index to Financial Statements and Schedule" on page F-1 of this Form 10.


Item 14. Change in and Disagreements with Accountants on Accounting and Financial Disclosure

        Not applicable.

Item 15.  Financial Statements and Exhibits

        (a)     Financial Statements and Financial Statement Schedules

                See "Index to Financial Statements and Schedule" on page F-1 of this Form 10.

        (b)     Exhibits

                4.1 Second Amended and Restated Agreement of Limited Partnership of CarrAmerica Realty, L.P. dated as of May 9, 1997 (incorporated by reference to Exhibit 10.1 of CarrAmerica's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).

                10.1 Stockholders Agreement, dated April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings, S.A. and Security Capital U.S. Realty (incorporated by reference to Exhibit 2.2 of Security Capital U.S. Realty's Schedule 13D dated April 30, 1996).

                10.2 Amended and Restated Credit Agreement, dated August 23, 1996, by and among CarrAmerica Realty Corporation, CarrAmerica Realty, L.P., Carr Realty, L.P. and Morgan Guaranty Trust Company of New York (incorporated by reference to Exhibit 10.15 of CarrAmerica's Annual Report on Form 10-K for the year ended December 31,
                         1996).

                10.3 First Amendment to Amended and Restated Revolving Credit Agreement, dated October 18, 1996, by and among CarrAmerica Realty Corporation, CarrAmerica Realty, L.P., Carr Realty, L.P., Morgan Guaranty Trust Company of New York, Commerzbank Aktiengesellschaft, New York Branch, NationsBank, N.A., Wells Fargo Realty Advisors Funding, Inc. (incorporated by reference to Exhibit
                         10.1 to CarrAmerica's Current Report on Form 8-K dated and filed October 24, 1996).

                21.1     List of Subsidiaries.

                27.1     Financial Data Schedule.

                99.1 Certificate of Incorporation of CarrAmerica Realty GP Holdings, Inc.

                99.2     Bylaws of CarrAmerica Realty GP Holdings, Inc.

                99.3 Amendment and Restatement of Articles of Incorporation of CarrAmerica Realty Corporation, as amended (incorporated by reference to Exhibit 3.1 to CarrAmerica's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996).

                99.4 Articles Supplementary of Series A Cumulative Convertible Redeemable Preferred Stock dated October 24, 1996 (incorporated by reference to Exhibit 4.1 of CarrAmerica's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

                99.5 Second Amendment and Restatement of By-laws of CarrAmerica Realty Corporation (incorporated by reference to Exhibit 3.1 to CarrAmerica's Current Report on Form 8-K dated and filed February 12, 1997).

                99.6 "The Company," pages S-7 through S-12, in CarrAmerica's Prospectus Supplement (to Prospectus dated March 27,
                         1997) dated April 14, 1997, filed pursuant to Rule 424(b) of Regulation C under the Securities Act, relating to CarrAmerica's Registration Statement on Form S-3, File No. 333-22353.

                99.7 "Voting Securities and Principal Holders Thereof," pages 15 through 18, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                99.8 "Election of Directors (Proposal 1)," pages 3 through 6, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                99.9 "Directors of the Company," pages 4 through 7, from CarrAmerica's Form 10-K for the year ended December 31, 1996.

                99.10 "Executive Officers and Certain Key Employees of the Company," pages 7 through 11, from CarrAmerica's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

                99.11 "Executive Compensation," pages 9 through 12, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                99.12 "Report on Executive Compensation," pages 13 through 14, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                99.13 "Executive Compensation Committee Interlocks and Insider Participation," page 14, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                99.14 "Certain Relationships and Related Transactions," page 19, in CarrAmerica's Proxy Statement dated March 25, 1997, delivered to CarrAmerica's stockholders in connection with the 1997 Annual Meeting of Stockholders.

                            CARRAMERICA REALTY, L.P.
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

        The following Financial Statements and Schedule of CarrAmerica Realty, L.P. and the Independent Auditors' Reports thereon are attached hereto:

CARRAMERICA REALTY, L.P.


        Balance Sheets as of March 31, 1997 (unaudited) and December 31, 1996...............F-2
        Statements of Operations for the Three Months Ended March 31, 1997 (unaudited)
            and the Period from March 6, 1996 (Date of Inception) to December
        31, 1996............................................................................F-3
        Statements of Partners' Capital for the Three Months
        Ended March 31, 1997
            (unaudited) and the Period from March 6, 1996 (Date of Inception)
            to December 31, 1996............................................................F-4
        Statements of Cash Flows for the Three Months Ended March 31, 1997
            (unaudited) and the Period from March 6, 1996 (Date of Inception) to
            December 31, 1996...............................................................F-5
        Notes to Financial Statements.......................................................F-6
        Independent Auditors' Report........................................................F-13


FINANCIAL STATEMENT SCHEDULE

        Schedule III:  Real Estate and Accumulated Depreciation as of December 31, 1996
            for CarrAmerica Realty. L.P. ...................................................S-1
        Independent Auditors' Report........................................................S-2


All other schedules are omitted because they are not applicable, or because the required information is included in the financial statements or notes thereto.

                            CARRAMERICA REALTY, L.P.
                                 Balance Sheets
             As of March 31, 1997 (unaudited) and December 31, 1996
--------------------------------------------------------------------------------



(In thousands)
                                                                               March 31,        December 31,
                                                                                1997                1996
                                                                                ----                ----
                                                                             (Unaudited)
Assets
Rental property (notes 2 and 7):
     Land                                                                    $   34,406            26,404
     Buildings                                                                  240,221           182,856
     Tenant improvements                                                          7,728             7,068
     Furniture, fixtures, and equipment                                              50                 6
                                                                          ---------------    ------------------
                                                                                282,405           216,334
     Less - accumulated depreciation                                             (5,250)           (3,104)
                                                                          ---------------    ------------------
                  Total rental property                                         277,155           213,230

Land held for development                                                        11,398            13,254
Construction in progress                                                         19,333             8,485
Cash and cash equivalents                                                         2,924             2,478
Accounts receivable                                                               2,439             1,888
Accrued straight-line rents                                                       1,128               733
Tenant leasing costs, net of accumulated amortization of
     $75 at March 31, 1997 and $35 at December 31, 1996                           1,165               881
Prepaid expenses and other assets, net of accumulated depreciation
     of $15 at March 31, 1997 and $9 at December 31, 1996                           301               268
                                                                          ===============    ==================
                                                                             $  315,843           241,217
                                                                          ===============    ==================
Liabilities and Partners' Capital
Liabilities:
     Mortgages and notes payable (note 2)                                    $   56,508            21,952
     Note payable to affiliate (note 2)                                          29,700            29,792
     Accounts payable and accrued expenses                                        7,600             4,441
     Due to affiliates (note 6)                                                   7,650             2,774
     Rent received in advance and security deposits                               2,184             1,325
                                                                          ---------------    ------------------
                  Total liabilities                                             103,642            60,284

Partners' capital (note 3):
     General partners                                                             2,123             1,809
     Limited partners                                                           210,078           179,124
                                                                          ---------------    ------------------
                  Total partners' capital                                       212,201           180,933

Commitments (note 4)
                                                                          ===============    ==================
                                                                             $  315,843           241,217
                                                                          ===============    ==================


See accompanying notes to financial statements

                            CARRAMERICA REALTY, L.P.

                            Statements of Operations
             For the Three Months Ended March 31, 1997 (unaudited)
                       and the Period from March 6, 1996
                    (Date of Inception) to December 31, 1996

(In thousands)
                                                                      Three months ended       March 6, 1996
                                                                           March 31,          to December 31,
                                                                              1997                   1996
                                                                              ----                   ----
                                                                          (Unaudited)
Rental revenue (note 4):
     Minimum base rent                                                       $ 8,081                11,220
     Recoveries from tenants                                                   1,173                 1,790
     Other tenant charges                                                        225                   366
                                                                      --------------------    -----------------
                  Total rental revenue                                         9,479                13,376
                                                                      --------------------    -----------------

Real estate operating expenses:
     Property operating expenses:
         Operating expenses (note 6)                                           3,416                 4,873
         Real estate taxes                                                       856                 1,673
     Interest expense                                                            831                 1,475
     General and administrative                                                  437                   680
     Depreciation and amortization                                             2,190                 3,148
                                                                      --------------------    -----------------
                  Total operating expenses                                     7,730                11,849
                                                                      --------------------    -----------------

                  Real estate operating income                                 1,749                 1,527

Other operating income - interest income                                           8                    29
                                                                      --------------------    -----------------

                  Net income                                                 $ 1,757                 1,556
                                                                      ====================    =================

                  Net income attributable to general partner                 $    18                    15
                                                                      ====================    =================
                  Net income attributable to limited partners                $ 1,739                 1,541
                                                                      ====================    =================

See accompanying notes to financial statements

                                CARRAMERICA REALTY, L.P.

                              Statements of Partners' Capital
         For the Three Months Ended March 31, 1997 (unaudited) and the
                           Period from March 6, 1996
                    (Date of Inception) to December 31, 1996
--------------------------------------------------------------------------------

(In thousands)

                                           General Partner                 Limited Partners
                                          -------------------    -------------------------------------
                                             CarrAmerica           CarrAmerica
                                              Realty GP             Realty LP         Other Limited
                                            Holdings, Inc.       Holdings, Inc.          Partners             Total
                                          -------------------    ----------------    -----------------    --------------
Capital contributions                           $1,814               161,620              17,993             $181,427
Capital distributions                              (20)               (1,924)               (106)              (2,050)
Net income for the period                           15                 1,318                 223                1,556
                                          -------------------    ----------------    -----------------    --------------

Partners' capital at December 31, 1996           1,809               161,014              18,110              180,933

Capital contributions                              302                25,315               4,553               30,170
Capital distributions                               (6)                 (496)               (157)                (659)
Net income                                          18                 1,539                 200                1,757
                                          -------------------    ----------------    -----------------    --------------

Partners' capital at March 31, 1997             $2,123               187,372              22,706             $212,201
                                          ===================    ================    =================    ==============


See accompanying notes to financial statements

                            CARRAMERICA REALTY, L.P.

                           Statements of Cash Flows
         For the Three Months Ended March 31, 1997 (unaudited) and the
                           Period from March 6, 1996
                    (Date of Inception) to December 31, 1996



(in thousands)
                                                                                    Three months         March 6, 1996 to
                                                                                 ended March 31, 1996    December 31,
                                                                                        1997                1996
                                                                                        ----                ----
                                                                                      (Unaudited)


Cash flows from operating activities:
     Net income                                                                      $   1,757                 1,556
                                                                                     ---------             ---------
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                   2,190                 3,148
         Increase in accounts receivable                                                  (551)               (1,816)
         Increase in accrued straight-line rents                                          (395)                 (805)
         Additions to tenant leasing costs                                                (324)                 (916)
         Decrease (increase) in prepaid expenses and other assets                           39                  (277)
         Increase in accounts payable and accrued expenses                               3,159                 4,441
         Increase in due to affiliates                                                   4,876                 2,774
         Increase in rent received in advance and security deposits                        859                 1,325
                                                                                     ---------             ---------
                Total adjustments                                                        9,775                 7,874
                                                                                     ---------             ---------
                Net cash provided by operating activities                               11,532                 9,430
                                                                                     ---------             ---------

Cash flows from investing activities:
     Additions to rental property                                                           --                   (98)
     Acquisitions of rental property                                                   (26,396)             (178,239)
     Land purchased for future development                                                  --               (13,254)
     Additions to construction in progress                                              (8,973)               (8,485)
                                                                                     ---------             ---------
                Net cash used by investing activities                                  (35,369)             (200,076)
                                                                                     ---------             ---------

Cash flows from financing activities:
     Capital contributions                                                              25,617               163,433
     Capital distributions                                                                (157)               (2,050)
     Net borrowings (repayments) on unsecured line of credit                            (1,000)                2,000
     Borrowings on notes payable to affiliates                                              --                30,000
     Repayments on notes and mortgages payable                                            (177)                 (259)
                                                                                     ---------             ---------
                Net cash provided by financing activities                                24,283              193,124
                                                                                      ---------            ---------
                Increase in cash and cash equivalents                                       446                2,478

Cash and cash equivalents, beginning of the period                                        2,478                   --
                                                                                      ---------            ---------
Cash and cash equivalents, end of period                                              $   2,924                2,478
                                                                                       --------            ---------


Supplemental disclosure of cash flow information:
     Cash paid for interest (net of capitalized interest of $1,326 for the three months ended March 31, 1997 and $1,619 for the period ended December 31,
     1996)


Supplemental disclosure of noncash investing and financing activities:

     During 1997 and 1996, the Partnership funded a portion of the aggregate purchase price of its property acquisitions by assuming $35.6 million and $20.0 million of debt and liabilities, respectively, and by issuing $4.6 million and $18.0 million of Units, respectively, in the Partnership.
     During 1997, the Partnership also distributed land held for development valued at $502 to CarrAmerica Realty GP Holdings, Inc. and CarrAmerica
     Realty LP Holdings, Inc., in accordance with their respective partnership interests.


See accompanying notes to financial statements



                            CARRAMERICA REALTY, L.P.

                          Notes to Financial Statements
                March 31, 1997 (unaudited) and December 31, 1996

(1)     Description of Business and Summary of Significant Accounting Policies

        (a)     Business

                CarrAmerica Realty, L.P. (the "Partnership") is a Delaware limited partnership formed on March 6, 1996 to own, acquire, develop, and operate office buildings across the United States. At March 31, 1997, the Partnership owned 32 operating properties and two properties under development. At December 31, 1996, the Partnership owned 25 operating properties and one property under development, which are located in Austin, Texas, suburban Dallas, Southeast Denver, and Southern California.

                The Partnership's general partner is CarrAmerica Realty GP Holdings, Inc. (the "General Partner"), a wholly owned subsidiary of CarrAmerica Realty Corporation ("CARC"), a self-administered and self-managed real estate investment trust. The General Partner owned a 1% interest in the Partnership at December 31, 1996. The Partnership's limited partners are CarrAmerica Realty LP Holdings, Inc., a wholly owned subsidiary of CARC, which owned an approximate 87% interest in the Partnership at December 31, 1996, and various other individuals and entities which collectively owned an approximate 12% interest in the Partnership at December 31, 1996.

        (b)     Basis of Presentation

                The Partnership's financial statements are prepared using the accrual basis of accounting and in accordance with generally accepted accounting principles. Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

        (c)     Rental Property

                Rental property is recorded at cost less accumulated depreciation (which is less than the net realizable value of the rental property). Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, as follows:


                Base Building.............................30 years
                Building components.......................7 to 20 years
                Tenant improvements.......................Terms of the leases or useful lives, whichever is shorter
                Furniture, fixtures and equipment.........5 to 15 years


                Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations are capitalized.

                Management reviews the Partnership's long-lived assets, such as rental property, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        (d)     Development Property

                Land held for development and construction in progress is carried at cost. Specifically identifiable direct and indirect acquisition, development and construction costs are capitalized including, where applicable, salaries and related costs, real estate taxes, interest and certain pre-construction costs essential to the development of a property.

        (e)     Tenant Leasing Costs

                Fees and costs incurred in the successful negotiation of leases have been deferred and are being amortized on a straight-line basis over the terms of the respective leases.

        (f)     Fair Value of Financial Instruments

                The carrying amount of the following financial instruments approximates fair value because of their short-term maturity: cash and cash equivalents; accounts and notes receivable; accounts payable, accrued expenses and other liabilities.

        (g)     Revenue Recognition

                The Partnership reports base rental revenue for financial statement purposes straight-line over the terms of the respective leases. Accrued straight-line rents represent the amount that straight-line rental revenue exceeds rents collected in accordance with the lease agreements. Management, considering current information and events regarding the tenants' ability to fulfill their lease obligations, considers accrued straight-line rents to be impaired if it is probable that the Partnership will be unable to collect all rents due according to the contractual lease terms. If accrued straight-line rents associated with a tenant are considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Impairment losses, if any, are recorded through a loss on the write-off of assets. Cash receipts on impaired accrued straight-line rents are applied to reduce the remaining outstanding balance and, thereafter, as rental revenue.

        (h)     Income Taxes

                No provision has been made for federal and state income taxes because each partner reports his or her share of the Partnership's taxable income or loss and any available tax credits on his or her income tax return.

        (i)     Cash Equivalents

                For purposes of reporting cash flows, the Partnership considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(2)     Mortgages and Notes Payable

        Mortgages and notes payable generally are collateralized by certain rental properties and generally require monthly principal and/or interest payments. Following is a summary of the Partnership's mortgages and notes payable as of the end of each period (in thousands):


                                                                                     March 31, 1997     December 31, 1996
                                                                                      (Unaudited)

                 Note payable to Morgan Guaranty Trust Company of New York, as agent for a group of banks ("Morgan"); $325.0 million
                     unsecured revolving credit facility bearing interest, as
                     selected by CRC, at either (i) the higher of the prime
                     interest rate or .5 percent plus the Federal Funds Rate for such day or (ii) 1.375 percent above the London Interbank
                     Offered Rate (LIBOR) for such day. The weighted average
                     interest rate at March 31, 1997 and December 31, 1996 was
                     7.3% and 7.3%, respectively.  The note matures in July 1998,
                     with an option to extend for one year.                             $ 1,000               2,000

                 Mortgage payable to Metropolitan Life Insurance Company;
                     bearing interest at 7.375 percent; principal and interest
                     payments of $72 thousand are due monthly through maturity
                     in March 1999.                                                       9,590               9,630

                 Mortgage payable to Windy City Holdings, Inc.; bearing interest at 9.01 percent; principal and interest payments of $85
                     thousand are due monthly through maturity in May 1999.              10,301              10,322

                 Mortgage payable to Principal Life Insurance Company; bearing interest at 6.99 percent; principal and interest payments
                     of $55 thousand are due monthly through maturity
                     in November 2000.                                                    7,811                 --

                 Mortgage payable to Manulife Financial; bearing interest at
                     8.27 percent; principal and interest payments of $53
                     thousand are due monthly through maturity in December 2001.          6,730                 --

                 Mortgage payable to GE Capital Corporation; bearing interest at
                     9.52 percent; principal and interest payments of $233
                     thousand are due montly through maturity in August 2001.            21,076                 --
                                                                                         ------               ------
                                                                                       $ 56,508              21,952
                                                                                         ======              ======

        On May 24, 1996, the Partnership entered into a $30 million loan agreement with CARC. The note payable bears interest at 8.5% and requires monthly principal and interest payments of $242 thousand. The loan matures on May 31, 2011. The note is secured by certain office properties and other assets of the Partnership. The outstanding balance of the note payable to affiliate was $29.7 million (unaudited) and $29.8 million, at March 31, 1997 and December 31, 1996, respectively.

        The $325.0 million unsecured revolving credit facility with Morgan is available to CARC, the Partnership and Carr Realty, L.P. The line of credit contains a number of financial and other covenants, including, but not limited to, covenants relating to ratios of annual EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to interest expense, annual EBITDA to debt service, and total debt to tangible fair market value of CARC's assets and restrictions on the ability of CARC to make dividend distributions in excess of 90% of funds from operations. Availability under the line of credit is also limited to a specified percentage of the Partnership's unencumbered properties. CARC and the Partnership are jointly and severally liable for all obligations under the line of credit. As of March 31, 1997 and December 31, 1996, approximately $184.0 million (unaudited) and $215.0 million, respectively, had been drawn under this facility.

        As of December 31, 1996, the scheduled maturity of all mortgages and notes payable are as follows (in thousands):

                              1997.........................         $   633
                              1998.........................           2,686
                              1999.........................          19,879
                              2000.........................             491
                              2001.........................             535
                              Thereafter...................          27,520
                                                                    -------
                                                                    $51,744
                                                                    =======

        Based on the borrowing rates available to the Partnership for mortgages and notes payable with similar terms and average maturities, the estimated fair value, as determined by management, of the Partnership's mortgages and notes payable approximates the carrying amount.

(3)     Partners' Capital Contributions, Distributions, and Participation
        Percentages

        The Second Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement") details the rights of ownership in the Partnership. Ownership in the Partnership is expressed in partnership units ("Units"). Units currently are designated as Class A, B, or C Units. Class A Units have first preference and Class B Units have second preference as to the allocation of Available Cash, as defined in the Partnership Agreement. Class C units do not share in the allocation of Available Cash. Upon the third anniversary of the date of issuance of Class C Units, they may be converted to Class A Units based on a conversion factor described in the Partnership Agreement.

        Upon the first anniversary of the date of issuance, each holder of Class A Units may, subject to certain limitations, require that the Partnership redeem his or her Class A Units. Upon redemption, a Class A Unit holder will receive, at the option of the Partnership, with respect to each Class A Unit tendered, either (i) cash in an amount equal to the market value of one share of CARC common stock (subject to certain anti-dilution adjustments) or (ii) one share of CARC common stock. In lieu of the Partnership redeeming Class A Units for cash, CARC has the right to assume directly and satisfy the redemption right of a Unit holder. Holders of Class B Units and Class C Units are not entitled to exercise this redemption right.

        At December 31, 1996, there were 361,677 Class A Units, 6,619,131 Class B Units, and 539,593 Class C Units outstanding.

(4)     Lease Agreements

        The following table summarizes future minimum base rent to be received under noncancelable tenant leases and the percentage of total rentable space expiring each year, as of December 31, 1996 (in thousands):

                                         Future                Percentage
                                         Minimum             of Total Leased
                                          Rent                Space Expiring
                                         -------             ---------------

                1997                     $23,062                  24.0%
                1998                      19,778                  20.6
                1999                      16,000                  16.7
                2000                      12,424                  12.9
                2001                       7,834                   8.2
                2002 and thereafter       16,970                  17.6
                                         -------
                                         $96,068
                                         =======


         The leases also provide for additional rent based on increases in the Consumer Price Index (CPI) and increases in operating expenses. These increases are generally payable in equal installments throughout the year, based on estimated increases, with any differences being adjusted in the succeeding year.

         The Partnership's largest tenant is Intelligent Electronics, Inc. ("Intelligent Electronics") which leases approximately 130,000 square feet of office space. This lease represented 5.7% of net rentable space in the Partnership's operating office properties at December 31, 1996. No other single tenant occupies more than 5% of the net rentable space in Quebec Court I. Intelligent Electronics has announced publicly that it has entered into a definitive agreement to sell one of its divisions. The Partnership has been advised by Intelligent Electronics that, in connection with this proposed sale, Intelligent Electronics intends to vacate its space at Quebec Court I in the next six to 12 months. Intelligent Electronics' lease term extends until 2001, with no termination rights. The Partnership, if necessary, will pursue its legal remedies against Intelligent Electronics.

         At December 31, 1996, Alert Centre, Inc. occupied approximately 106,000 square feet of office space. This lease represents 4.6% of the net rentable space in the Partnership's operating office properties at December 31, 1996. In February 1997, the Partnership initiated an action against Alert Centre, Inc., a tenant in Quebec Court II, and ADT Security Service, Inc., Alert Centre's owner, in the District Court of Arapahoe County, Colorado, regarding outstanding rent payments.

         The Company leases land beneath two office properties located in Austin, Texas. The lease expires in February 2078. The minimum base annual rental payment associated with this lease is $171 thousand.

(5)      Employee Benefits

         Employees of the Partnership are eligible to participate in CARC's 401(k) plan for employees. The plan matches 50% of employee contributions up to the first 4% of an employee's pay and will make a base contribution of 3% of pay for participants who remain employed on December 31, the end of the plan year. Employer contributions are subject to a five-year graduated vesting schedule. Partnership contributions to the plan amounted to approximately $3 thousand in 1996.

(6)      Transactions With Affiliates

         CarrAmerica Realty Services, Inc. (CARSI), a wholly owned subsidiary of CARC, provides management and leasing services to all of the office properties owned by the Partnership. During 1996, the Partnership incurred management fees of $430 thousand for services performed by CARSI. Additionally, CARSI reimburses CARLP for certain services CARLP personnel provide to CARSI. These reimbursements amounted to $221 thousand in 1996.

         CARC pays on behalf of the Partnership certain administrative costs and certain costs related to the acquisitions of properties which are billed to the Partnership, and makes working capital advances to the Partnership. Amounts due to CARC were $7.5 million at March 31, 1997 and $2.8 million at December 31, 1996.

(7)      Acquisition and Development Activities

         During 1996, the Partnership acquired 25 operating office properties containing approximately 2.3 million square feet for an aggregate purchase price of $216.2 million. In addition, as of December 31, 1996, the Partnership had one property under development and three properties held for development. Land held for development was purchased for an aggregate purchase price of $13.3 million. Costs incurred during 1996 for properties under construction were $8.5 million.

         From January 1 to March 31, 1997, the Partnership acquired seven operating office properties for an aggregate purchase price of $67.4 million. Costs incurred during 1997 for properties under construction were $9.0 million.

         All acquisitions have been accounted for as purchases. Operations of acquired properties have been included in the accompanying financial statements from their respective dates of acquisition.

         The following unaudited pro forma summary presents information as if the Partnership's formation and acquisitions through December 31, 1996 had occurred at the beginning of 1996. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Partnership.

                  Pro forma information (unaudited):
                  (in thousands)
                  Total revenue                               $  31,790
                  Net income                                  $   5,662

(8)      Subsequent Events

         Since March 31, 1997, the Partnership has acquired seven operating office properties containing approximately 523,000 square feet for approximately $51 million. The purchase of these properties was financed by the assumption of $5 million in debt, the issuance of $13 million in Units by the Partnership and the payment of $33 million in cash.

(9)      Quarterly Financial Information (unaudited)

         The following is a summary of quarterly results of operations for 1996 since inception:


         (in thousands)

                                             First         Second        Third         Fourth
                                            Quarter        Quarter      Quarter        Quarter
                                            -------        -------      -------        -------
          Rental revenue                      $--           960         6,215          6,201
                                              ===           ===         =====          =====
          Real estate operating income        $--           (19)          236          1,310
                                              ===            ==           ===          =====
          Net income                          $--           (18)          241          1,333
                                              ===            ==           ===          =====


                          INDEPENDENT AUDITORS' REPORT
                            CarrAmerica Realty, L.P.


                           The Partners
                           CarrAmerica Realty, L.P.:

                           We have audited the accompanying balance sheet of CarrAmerica Realty, L.P. as of December 31, 1996 and the related statements of operations, partners' capital, and cash flows for the period from March 6, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of CarrAmerica Realty, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

                           We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

                           In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CarrAmerica Realty, L.P. as of December 31, 1996 and the results of its operations and its cash flows for the period from March 6, 1996 (date of inception) to December 31, 1996, in conformity with generally accepted accounting principles.



                                                          KPMG Peat Marwick LLP
                           Washington, D.C.
                           June 3, 1997

                            CARRAMERICA REALTY, L.P.

                    Real Estate and Accumulated Depreciation
                                December 31, 1996
                                 (in thousands)


                                                                                                     Gross Amount at Which
                                                                                                    Carried at Close of Period
                                                      Initial Cost             Cost Capitalized      --------------------------
                                                     -----------------------
                                                               Buildings and   Subsequent to               Buildings and
Properties                         Encumbrances      Land      Improvements    Acquisition (4)     Land     Improvements     Total
----------                         ------------      ----      -------------   ---------------     ----     ------------     -----

Southern California:
   South Coast Executive Center   $   10,322       $ 3,324        17,212              31         3,324        17,243     $  20,567

Southeast Denver:
   The Quorum                             --         1,299         7,887              90         1,299         7,977         9,276
   Quebec Center                          --         1,423         5,659             101         1,423         5,760         7,183
   Greenwood Center                       --           289         6,619              48           289         6,667         6,956
   Quebec Court I & II                29,792(2)      2,368        19,819             272         2,368        20,091        22,459
   Harlequin Plaza                        (2)        4,746        21,344             401         4,746        21,745        26,491
   Quorum Land                            --           484            --              18           502            --           502
   JD Edwards                             --         3,006         3,484           1,995         3,006         5,479         8,485

Austin, Texas:
   Balcones                               --           949         7,649              38           949         7,687         8,636
   Great Hills                            --         1,680        13,545             403         1,680        13,948        15,628
   Park North                             --         1,671        13,471              85         1,671        13,556        15,227
   Setting I, II & III                    --         1,718        13,854             735         1,718        14,589        16,307
   First State Bank                    9,630         1,985        19,977             490         1,985        20,467        22,452
   Littlefield Complex (1)                --           967         9,736             171           967         9,907        10,874
   Norwood Tower                          --           851         8,570             268           851         8,838         9,689
   Riata - Land                           --        10,121            --             492        10,613            --        10,613
   Setting IV & V - Land                  --         1,890            --             248         2,138            --         2,138

Dallas, Texas:
   Greyhound                              --         1,312         7,999              72         1,312         8,071         9,383
   Search Plaza                           --         1,822        13,362              23         1,822        13,385        15,207
                                   ---------     ---------       -------           -----        ------       -------     ---------
TOTAL                              $  49,744     $  41,905       190,187           5,981        42,663       195,410     $ 238,073
                                   =========     =========       =======           =====        ======       =======     =========



                                    Accumulated      Date of         Year of
                                    Depreciation    Construction   Acquisition
                                    ------------    ------------   -----------


Southern California:
   South Coast Executive  Center       --            1987             1996

Southeast Denver:
   The Quorum                          171           1975             1996
   Quebec Center                       111           1985             1996
   Greenwood Center                    116           1982             1996
   Quebec Court I & II                 562        1979/1980           1996
   Harlequin Plaza                     571           1981             1996
   Quorum Land                          --           N/A              1996
   JD Edwards                           --           N/A              1996

Austin, Texas:
   Balcones                            130           1985             1996
   Great Hills                         265           1985             1996
   Park North                          217           1981             1996
   Setting I, II & III                 282           1985             1996
   First State Bank                    290        1980/1995           1996
   Littlefield Complex (1)             186        1910/1980           1996
   Norwood Tower                       150        1929/1982           1996
   Riata - Land                         --           N/A              1996
   Setting IV & V - Land                --           N/A              1996

Dallas, Texas:
   Greyhound                            34           1962             1996
   Search Plaza                         19           1985             1996
                                     -----

TOTAL                                3,104
                                     =====


-----------------------------------
(1) The Partnership owns the improvements on the Property and has a leasehold interest in all or a portion of the underlying land.
(2)  Secured by Quebec Court I & II and Harlequin Plaza.

Depreciation and amortization of the investment in building and improvements reflected in the statements of operations are calculated over the estimated lives of the assets as follows:




      Base Building                           30 years
      Building components                     7 to 20 years
      Tenant improvements                     Terms of leases or useful lives,
                                              whichever is shorter
      Furniture, fixtures and equipment       5 to 15 years


The aggregate cost for federal income tax purposes was approximately $198,300 (in thousands) at December 31, 1996.



                               Total Real                                                Accumulated
                               Estate Assets                                             Depreciated
                               -------------                                             -----------
                                  1996                                                      1996
                                  ----                                                      ----

Balance, beginning of         $     --                        Balance, beginning of         $  --
period                                                         period
Acquisitions                   232,092
Improvements                     5,981                        Depreciation for the          3,104
                                                               period
Retirements and write-offs          --                        Retirements and                  --
                                                               write-offs

                              $238,073                                                     $3,104
                              ========                                                     ======


                          INDEPENDENT AUDITORS' REPORT
                            CarrAmerica Realty, L.P.



                           The Partners
                           CarrAmerica Realty, L.P.:

                           Under date of June 3, 1997, we reported on the balance sheet of CarrAmerica Realty, L.P. as of December 31, 1996, and the related statements of operations, partners' capital, and cash flows for the period from March 6, 1996 (date of inception) to December 31, 1996, which are included in this Form
                           10. In connection with our audit of the
                           aforementioned financial statements, we also audited the related financial statement schedule in this Form
                           10. This financial statement schedule is the responsibility of CarrAmerica Realty, L.P.'s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

                           In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                                           KPMG Peat Marwick LLP
                           Washington, D.C.
                           June 3, 1997

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 16, 1997.

                                     CARRAMERICA REALTY, L.P.,
                                     a Delaware limited partnership

                                     By:   CarrAmerica Realty GP Holdings, Inc.,
                                           its general partner



                                     By:   /s/ Brian K. Fields
                                           ---------------------------
                                               Brian K. Fields
                                               Chief Financial Officer

                                INDEX TO EXHIBITS

     Exhibit No.
     -----------


    4.1            Second Amended and Restated Agreement of Limited Partnership of CarrAmerica Realty, L.P. dated as of May
                   9, 1997 (incorporated  by reference to Exhibit 10.1 of CarrAmerica's  Quarterly Report on  Form 10-Q for
                   the quarter ended March 31, 1997).

    10.1           Stockholders  Agreement,  dated April 30,  1996,  by  and  among Carr Realty  Corporation,  Carr Realty,
                   L.P., Security Capital Holdings,  S.A. and  Security  Capital U.S. Realty  (incorporated by reference to
                   Exhibit 2.2 of Security Capital U.S. Realty's Schedule 13D dated April 30, 1996).

    10.2           Amended and  Restated  Credit  Agreement,  dated  August 23,  1996,  by  and  among  CarrAmerica  Realty
                   Corporation,  CarrAmerica  Realty,  L.P.,  Carr Realty,  L.P. and Morgan  Guaranty  Trust Company of New
                   York  (incorporated by reference to Exhibit 10.15 of CarrAmerica's  Annual  Report on  Form 10-K for the
                   year ended December 31, 1996).

    10.3           First  Amendment  to  Amended  and  Restated  Revolving  Credit  Agreement,  dated  October 18, 1996, by and  among  CarrAmerica  Realty  Corporation,  CarrAmerica  Realty,  L.P.,  Carr  Realty,  L.P.,  Morgan
                   Guaranty   Trust   Company   of   New   York,   Commerzbank    Aktiengesellschaft,   New  York   Branch,
                   NationsBank,  N.A., Wells Fargo Realty Advisors  Funding,  Inc.  (incorporated  by  reference to Exhibit
                   10.1 to CarrAmerica's Current Report on Form 8-K dated and filed October 24, 1996).

    21.1           List of Subsidiaries.

    27.1           Financial Data Schedule.

    99.1           Certificate of Incorporation of CarrAmerica Realty GP Holdings, Inc.

    99.2           Bylaws of CarrAmerica Realty GP Holdings, Inc.

    99.3           Amendment  and   Restatement  of   Articles of  Incorporation  of  CarrAmerica  Realty  Corporation,  as
                   amended  (incorporated by reference to Exhibit 3.1  to  CarrAmerica's  Quarterly Report on Form 10-Q for
                   the quarter ended March 31, 1996).

    99.4           Articles  Supplementary of Series A Cumulative  Convertible  Redeemable  Preferred  Stock dated  October
                   24, 1996 (incorporated by reference to Exhibit 4.1 of CarrAmerica's  Quarterly Report on  Form  10-Q for
                   the quarter ended September 30, 1996).

    99.5           Second  Amendment  and  Restatement  of  By-laws of  CarrAmerica  Realty  Corporation  (incorporated  by reference  to  Exhibit 3.1 to  CarrAmerica's  Current  Report on Form 8-K dated  and filed  February 12,
                   1997).

    99.6           "The Company," pages S-7 through S-12, in  CarrAmerica's   Prospectus  Supplement (to  Prospectus  dated
                   March 27,  1997)  dated April 14,  1997,  filed  pursuant to  Rule 424(b)  of  Regulation C   under  the
                   Securities Act, relating to CarrAmerica's Registration Statement on Form S-3, File No. 333-22353.


    99.7           "Voting  Securities  and  Principal  Holders  Thereof,"  pages  15  through 18, in  CarrAmerica's  Proxy
                   Statement dated March 25, 1997,  delivered to  CarrAmerica's  stockholders  in  connection with the 1997
                   Annual Meeting of Stockholders.

    99.8           "Election of Directors  (Proposal 1)," pages  3 through  6, in CarrAmerica's Proxy Statement dated March
                   25, 1997,  delivered  to  CarrAmerica's  stockholders  in  connection  with  the 1997 Annual  Meeting of
                   Stockholders.

    99.9           "Directors  of the  Company,"  pages 4 through  7,  from  CarrAmerica's  Form  10-K for  the year  ended
                   December 31, 1996.

    99.10          "Executive   Officers  and  Certain  Key  Employees  of  the  Company,"    pages  7   through  11,  from
                   CarrAmerica's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

    99.11          "Executive  Compensation,"  pages 9 through  12, in  CarrAmerica's  Proxy   Statement  dated   March 25,
                   1997,  delivered  to  CarrAmerica's  stockholders  in  connection  with the   1997  Annual   Meeting  of
                   Stockholders.

    99.12          "Report on  Executive  Compensation,"  pages  13 through 14, in   CarrAmerica's  Proxy  Statement  dated
                   March 25, 1997,  delivered to  CarrAmerica's   stockholders  in  connection with the 1997 Annual Meeting
                   of Stockholders.

    99.13          "Executive  Compensation  Committee  Interlocks  and  Insider  Participation," page 14, in CarrAmerica's
                   Proxy Statement dated March 25, 1997,  delivered to  CarrAmerica's   stockholders in connection with the
                   1997 Annual Meeting of Stockholders.

    99.14          "Certain  Relationships  and Related  Transactions,"  page 19, in CarrAmerica's  Proxy  Statement  dated
                   March 25, 1997,  delivered to  CarrAmerica's  stockholders  in connection with the 1997  Annual  Meeting of Stockholders.
